The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

November 30, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 510 to the Trust’s Registration Statement on Form N-1A, filed on September 24, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on November 9, 2021 (the “Comments”), relating to Post-Effective Amendment No. 510 (“PEA No. 510”) to the Trust’s Registration Statement on Form N-1A filed on September 24, 2021, regarding the Amberwave Invest USA JSG Fund (the “Fund”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

Alston & Bird LLP                                                                                                                                                                                                                                                                    www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

November 30, 2021

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s comment.

Comment #3

The Staff reminds the Registrant that where a comment applies to disclosure that appears multiple times in the Registration Statement, please make the changes each time the disclosure appears.

Response #3

The Registrant will make conforming changes throughout the Documents in response to each Staff comment.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #4

Please confirm supplementally if any fees charged for the purchase or redemption of creation units will be excluded from the fee table.

Response #4

The Registrant confirms that fees charged for the purchase and redemption of creation units are excluded from the fee table.

Comment #5

Please provide a revised fee table and expense table for our review, as the Staff may have further comments.

Response #5

A revised fee table and expense table is provided below for your review:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%

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Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$77	$240

Comment #6

Replace footnote 1 regarding acquiring funds with the usual footnote for other expenses.

Response #6

The Registrant has deleted footnote 1 in the fee table (please see response to Comment #5 above), however, the Registrant has not added the customary footnote that other expenses are estimated as the management fee is a unitary fee from which the Adviser pays substantially all of the expenses of the Fund.

Summary Section – Portfolio Turnover

Comment #7

Please revise the last sentence as follows: “as of the date of this prospectus, the Fund had not commenced operations and portfolio turnover information is not available.”

Response #7

The Registrant has made the requested change. Please see the revised disclosure below:

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. As of the date of this prospectus, the Fund had not commenced operations and portfolio turnover information is not available. ~~The Fund has only recently commenced operations.~~

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Summary Section – Principal Investment Strategies

Comment #8

In the first paragraph, clarify that the Fund is an actively managed ETF.

Response #8

The Registrant has made the requested change:

Principal Investment Strategies. Under normal market conditions, the Adviser seeks to achieve the Fund’s investment objective by investing in the equity securities of U.S. companies that the Adviser determines score highly on the Adviser’s proprietary jobs, security and growth (JSG) scoring methodology , while also seeking to ~~approximate the performance of the S&P 500 index~~ outperform the broad equity market. The Fund is actively managed by the Adviser.

The Fund seeks to encourage companies to create attractive American jobs, contribute to U.S. security, and increase healthy long-term U.S. economic growth. By investing only in companies that are contributing to jobs, security and growth the Fund seeks to lower the cost of capital for these companies, thereby incentivizing companies to undertake these socially beneficial actions. The Fund will also apply its proxy voting guidelines and seek dialogue with management to encourage companies to take corporate actions that will promote U.S. jobs, security and growth.

The Adviser’s JSG scoring methodology quantifies the Adviser’s assessment of a company’s contribution to U.S. jobs, security and growth. The Fund’s investment strategy has two components:

First, the Adviser will apply its JSG scoring methodology to all companies in the S&P 500 index. The Adviser’s research process for JSG scoring is data-driven and may be based on company disclosure, third-party research, and subjective criteria including the Adviser’s own research, forecasts and expectations, based on, among other things, engagement with the companies. As part of the scoring process, the Adviser assigns each company a score in three categories: 1) jobs; 2) security; and 3) growth.

•	Jobs: The Jobs score is designed to evaluate the company’s contribution to the health of the U.S. labor market and the existence of economic opportunity for Americans~~, in the view of the Adviser~~. In applying the Jobs criteria, the Adviser considers a range of factors, including, but not limited to, the following principal factors: the company’s pace of job creation; the role of the company’s jobs in the overall labor market, including by providing opportunities for economically-disadvantaged communities and groups; the company’s workforce treatment; and the company’s distribution of labor internationally.

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•	Security: The Security score is designed to evaluate the company’s contribution to the security of the United States~~, in the view of the Adviser~~. In applying the Security criteria, the Adviser considers a range of factors, including, but not limited to, the following principal factors: ~~the company’s role in the U.S. national security ecosystem;~~ the company’s contribution to U.S. supply chain resilience; the company’s role addressing emerging threats to U.S. security, particularly with respect to cyber threats; the company’s role in advancing U.S. resource and energy independence; ~~the company’s role in maintaining the U.S. military’s strategic and technological advantages~~ the company’s role in maintaining the U.S. military’s primacy; and the company’s international posture, including dealings with foreign governments.

•	Growth: The Growth score is designed to evaluate the company’s contribution to the healthy long-term economic growth of the United States~~, in the view of the Adviser~~. In applying the Growth criteria, the Adviser considers a range of factors, including, but not limited to, the following principal factors: the levels of the company’s investment in the United States, including capital expenditures; the Company’s contribution to long-term productivity growth; the distributional impact of the Company’s operations; the Company’s non-core commercial activities, including anticompetitive behavior and engagement with the U.S. political system.

The Adviser then weights the Jobs score at 50%, the Security score at 25%, and the Growth score at 25%, in order to assign an overall JSG score for each stock. The Adviser will then select the top 20% of scorers in each S&P 500 sector, or approximately 100 equities, to be included in the Fund portfolio .

Second, the Adviser will utilize its proprietary portfolio construction algorithm to choose weights for the approximately 100 stocks held by the Fund in order to provide sector exposure in approximation to the broad equity markets, specifically approximate the overall returns of the S&P 500. JSG scoring is the exclusive factor considered in selecting which stocks are held by the Fund. Other factors, including market capitalization and other financial metrics may determine the size of each position held in the Fund. The Adviser plans to rebalance the portfolio monthly with the assistance of the Sub-Adviser, which is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Fund. The Fund does not track an index.

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The Fund seeks to encourage companies to take actions that would raise their JSG scores in order to attract investment from the Fund. Corporate actions that would result in increased JSG scores and therefore potential inclusion in the Fund’s portfolio could include:

•	Jobs: increasing the rate of job growth in the U.S., increasing compensation and benefits for U.S. workers, providing opportunities for advancement and training, and focusing on expanding opportunities for relatively less prosperous communities and social groups;

•	Security: increasing the security of their supply chains, seeking to source inputs from the U.S. or U.S. allies, contributing to the resilience of the U.S. economy from exogenous shocks, improving cybersecurity practices, and reducing exposure to countries viewed as strategic competitors to the United States;

•	Growth: making investments in domestic production, operating in industries that are important to maintaining the United States’ role as a leading source of technology and innovation, and to engage in competitive practices that do not create unfair barriers to entry or enable rent-seeking.

JSG criteria are applied to all investments the Fund makes and are the primary and sole driver of security selection. The Adviser will regularly update companies’ JSG scores in order select investment for the Fund and monitor the Fund’s impact.

The Fund is long-only (no shorting) and does not use hedging or leverage.

The Fund may lend its portfolio securities in order to generate additional income for the Fund.

Under normal market conditions, the Fund invests substantially all of its assets in the equity securities of U.S. companies. The Fund, however, does typically maintain a portion of its assets in cash, typically 1 to 3%. The Fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions.

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The Fund’s investment policies described above are non-fundamental and may be changed without shareholder approval.

Comment #9

Please explain how the Fund intends to encourage companies to create attractive American jobs, contribute to U.S. security, and increase healthy long-term U.S. economic growth.

Response #9

       The Registrant has added disclosure in response to the comment. Please see the response to Comment #8 above.

Comment #10

Please clarify whether the strategy described is a fundamental policy of the Fund or if it can be changed without shareholder approval.

Response #10

The Registrant confirms that the Fund’s strategy is non-fundamental and may be changed without shareholder approval and has been clarified in the disclosure. Please see the response to Comment #8 above.

Comment #11

Please explain the criteria or factors used by the Adviser to determine what is an attractive American jobs, contribute to U.S. security, and increase healthy long-term U.S. economic growth.

Response #11

The Registrant has added disclosure in response to the comment. Please see the response to Comment #8 above.

Comment #12

Supplementally, please describe the Adviser’s experience with impact investing and creating JSG or other scoring methodologies.

Response #12

The Registrant notes that the Adviser is led by three former senior officials at the U.S. Department of the Treasury, who serve as Portfolio Managers for the Fund. The Portfolio Managers contributed to crafting, implementing, and administering economic investments designed to support U.S. jobs, security and growth, including the Paycheck Protection Program, which provided approximately $800 billion of loans to over 11 million small businesses, supporting over 50 million American jobs. The Portfolio Managers also helped lead the rescue of the aviation and national security industries, overseeing more than $50 billion of investments to support American jobs, security and growth.

November 30, 2021

Additionally, from prior investment roles, members of the Adviser hold decades of combined experience in U.S. public equities analysis and securities selection through application of custom quantitative and qualitative methodologies. In addition, since 1995, members of the Adviser have been active in designing and implementing multiple U.S. government-supported investment programs, aimed to create demonstrable impacts and advance policy objectives in addition to delivering financial returns. These have included investment management roles at U.S. government-sponsored enterprise funds as well as at multiple direct investing fund partnerships backed by the Overseas Private Investment Corporation (OPIC).

Comment #13

We note that there is a sub-adviser. Please consider describing the role of the sub-adviser in the principal strategy section.

Response #13

The Registrant has added disclosure describing the role of the sub-adviser as requested. Please see the response to Comment #8 above.

Comment #14

In the bullets, please delete “in the view of the Adviser” in the first sentence of each.

Response #14

The Registrant has deleted the phrase as requested. Please see response to Comment #8 above.

Comment #15

In the bullet “Security,” please explain what “the company’s role in the U.S. national security ecosystem” means and provide examples supplementally to the Staff of the types of roles that the Fund is assessing.

Response #15

The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above. As revised, the disclosure notes that with respect to a company, the Fund is assessing the company’s contribution to U.S. supply chain resilience and the company’s role: addressing emerging threats to U.S. security, particularly with respect to cyber threats; advancing U.S. resource and energy independence; in maintaining the U.S. military’s primacy; and the company’s international posture, including dealings with foreign governments.

Examples of “roles in the U.S. national security ecosystem” that are assessed include:

•	A company that sells products or services to the U.S. military, intelligence agencies, or other parts of the national security apparatus plays a role in the U.S. national security ecosystem. If a company’s product or services are particularly important for the U.S. government, that company will tend to score higher on the security criteria.
•	A company that refuses to do business with the U.S. military as a matter of corporate policy will not score well on the security criteria.

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Comment #16

As this is an impact investing fund, please address the following ESG-related comments:

a.	Disclose in greater detail what specific JSG impacts the Fund seeks to achieve;

b.	Disclose whether pursuit of the stated impact is treated the same as the pursuit of returns or is secondary to returns;

c.	Disclose how the Fund intends to measure and monitor whether the Fund is achieving its intended JSG impact;

d.	Please clarify whether JSG criteria are applied to all investments that the Fund makes or only to some of the investments;

e.	Please disclose whether JSG is the exclusive factor that is considered or whether it is one of several factors;

f.	If JSG is not the exclusive factor, the disclosure should state that an investment can be made in a company that scores poorly on JSG if it scores well on non-JSG factors that are considered.

Response #16

The following changes are made:

a.	The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above.
b.	The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above.
c.	The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above.
d.	The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above.
e.	The Registrant has revised the disclosure in response to the comment. Please see the response to Comment #8 above.
f.	The Registrant notes that JSG scoring is the exclusive factor considered in selecting which stocks are held by the Fund although other factors, including market capitalization and other financial metrics, may determine the size of each position held in the Fund.

Comment #17

a.	Please clarify the number of S&P 500 sectors and what factors are used to narrow down to the top 20%.

b.	Please disclose whether the adviser will rebalance the portfolio. If so, how often?

November 30, 2021

c.	Please clarify that the Fund is not following an index even though portfolio securities are weighted.

Response #17

a.	The Registrant has clarified the disclosure as requested. Please see response to Comment #8 above.
b.	The Registrant has added the requested disclosure and notes that the portfolio is re-balanced monthly. Please see the response to Comment #8 above.
c.	The Registrant has clarified the disclosure as requested. Please see the response to Comment #8 above.

Summary Section – Principal Risks

Comment #18

In the section “Principal Risks of Investing in the Fund,” the Staff notes that the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #18

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment #19

Please address whether as a result of weighting securities there is a possibility that the Fund’s investments will be concentrated in any particular sector and, if so, the corresponding risks.

Response #19

The Registrant notes that the Adviser’s portfolio construction algorithm approximates the sector exposures of the S&P 500. As a result, the Fund is not expected to have materially greater concentration in any one sector than the S&P 500.

Summary – Performance

Comment #20

Please identify supplementally the broad-based index to be used by the Fund to compare performance.

November 30, 2021

Response #20

The Registrant confirms that the Fund will use the S&P 500 Index as the broad-based index it will compare performance against.

Summary – Portfolio Managers

Comment #21

Please confirm that the Registrant will include the month that the portfolio managers began managing the Fund with the next amendment.

Response #21

The Registrant will include the month that the portfolio managers began managing the Fund with the next amendment.

Additional Information – Principal Investment Strategies

Comment #22

For the statutory prospectus, the Item 9 disclosure substantially repeats the Item 4 disclosure. Please consider revising so that the disclosure is not duplicative.

Response #22

Where appropriate, the Registrant has made some changes to the disclosure in response to the Staff’s comment, however, the Registrant declines to make substantial changes to the disclosure.

Comment #23

Please move or add the following sentence to the summary section: “Under normal market conditions, the Fund will invest at least 80% of its total assets in the equity securities of U.S. companies.” If the Fund plans to invest in non-equity securities or derivatives, please describe in the summary prospectus.

Please describe how the remaining 20% will be invested in the statutory prospectus, including whether that 20% will be invested in foreign securities.

Response #23

The Registrant confirms that the Fund does not intend to invest in non-equity securities of U.S. companies. The Registrant has revised the sentence to indicate that, under market conditions, the Fund will invest substantially all of its assets, except for a small portion in cash, in the equity securities of U.S. companies. The revised disclosure has also been added to the summary. Please see response to Comment #8 above and the relevant sections of the summary prospectus below:

Under normal market conditions, the Fund invests substantially all of its ~~will invest at least 80% of its total~~ assets in the equity securities of U.S. companies. ~~The Fund is long-only (no shorting) and does not directly use hedging or leverage.~~ The Fund, however, does typically maintains a portion of its assets in cash, typically 1 to 3%. The Fund holds cash to handle its daily cash needs, which include payment of fund expenses, redemption requests and securities transactions.

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The amount of cash held by the Fund may increase if the Fund takes a temporary defensive position. The Fund may take a temporary defensive position when it receives unusually large redemption requests, or if there are adverse market, economic, political or other conditions. A larger amount of cash could negatively affect the fund's investment results in a period of rising market prices; conversely it could reduce the magnitude of the fund's loss in the event of falling market prices and provide liquidity to make additional investments or to meet redemptions.

Additional Information – Portfolio Manager

Comment #24

In the section “Portfolio Managers,” please revise to include only the information required by Item 5(c) of Form N-1A and limit experience to the last five years. Additional information regarding the portfolio managers by be provided in the SAI.

Response #24

       The Registrant has revised the section as requested. Please see the revised disclosure below:

•                     Portfolio Manager

Stephen Miran. Stephen Miran serves as Lead Portfolio Manager for the Fund.  Dr. Miran is a co-founder of the Fund’s Adviser as well as the Adviser’s parent, Amberwave Partners, LLC. Previously, he was senior advisor for economic policy at the United States Department of the Treasury (Treasury) from April 2020 to January 2021.  Prior to joining Treasury, Dr. Miran worked as a portfolio manager and head of macro strategy at Sovarnum Capital LP, from November 2014 to March 2020.

Daniel Katz. Daniel Katz serves as a Co-Portfolio Manager of the Fund. Mr. Katz is a co-founder of the Fund’s Adviser as well as the Adviser’s parent, Amberwave Partners, LLC. Previously, he served as a senior advisor at the United States Department of the Treasury from September 2019 to January 2021. Mr. Katz previously worked as an investment banker at Goldman Sachs & Co. from July 2016 to August 2019.

Thomas Emanuel Dans, CFA.  Thomas Emanuel Dans serves as a Co-Portfolio Manager for the Fund.  Mr. Dans is a co-founder of the Fund’s Adviser as well as the Adviser’s parent, Amberwave Partners, LLC. From April 2020 until January 2021, Mr. Dans served as Counselor to the Under Secretary for International Affairs at the United States Department of the Treasury.  From 2006 to 2019, Mr. Dans led Grand River Capital, a strategic consultancy he founded to assist high net worth individuals, hedge funds, and other alternative asset managers.

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The SAI provides additional information about the Portfolio Managers’ experience, compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities in the Fund.

Additional Information – How to Purchase Shares

Comment #25

The Fund may issue and redeem creation units for cash or in-kind for securities. If issuing and redeeming creation units will be primarily for cash, please include a risk disclosure relating to tax inefficiency.

Response #25

The Registrant confirms that while the Fund may issue and redeem creation units for cash, it expects the issuance and redemption of creation units primarily to be in-kind for securities. Accordingly, the Registrant has not added risk disclosure relating to tax inefficiency.

Statement of Additional Information

Comment #26

In the third paragraph of the section “The Trust,” as the Fund is an ETF, please delete or revise the sentence: “the Board may add classes to and reclassify the shares of the Fund, start other series and offer shares of a new fund under the Trust at any time.”

Response #26

The Registrant has deleted the sentence as requested.

Comment #27

In Part C under Exhibits, Article 5, Section 6 of the Declaration of Trust requires shareholders that wish to bring a derivative action to make a pre-suit demand on the Trustees.  Please disclose this provision somewhere in the prospectus or SAI.

Response #27

The Registrant has added disclosure regarding this provision the section “The Trust” in the SAI. Please see the revised disclosure below:

The Amberwave Invest USA JSG Fund is a series of Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”) organized on August 26, 2010.

The Trust is registered as an open-end management investment company.  The Trust is governed by its Board of Trustees (the “Board” or “Trustees”). The Fund may issue an unlimited number of shares of beneficial interest. All

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shares of the Fund have equal rights and privileges.  Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote.  In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities.  Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.  Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund is a diversified series of the Trust.  The Fund’ investment objectives, restrictions and policies are more fully described here and in the Prospectus.  ~~The Board may add classes to and reclassify the shares of the Fund, start other series and offer shares of a new fund under the Trust at any time.~~

The Fund may issue an unlimited number of shares of beneficial interest (“Shares”). All Shares have equal rights and privileges. Each Share is entitled to one vote on all matters as to which Shares are entitled to vote. In addition, each Share is entitled to participate equally with other Shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.

Under the Trust’s Agreement and Declaration of Trust, each Trustee will continue in office until the termination of the Trust or his/her earlier death, incapacity, resignation or removal.  Shareholders can remove a Trustee to the extent provided by the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and regulations promulgated thereunder.  Vacancies may be filled by a majority of the remaining Trustees, except insofar as the 1940 Act may require the election by shareholders.  As a result, normally no annual or regular meetings of shareholders will be held unless matters arise requiring a vote of shareholders under the Agreement and Declaration of Trust or the 1940 Act.

The Trust is not required to and does not intend to hold annual meetings of shareholders.

A shareholder may bring derivative action on behalf of the Trust only if the shareholder or shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a

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majority of any committee established by the Board to consider the merits of such action, has a personal financial interest in the action at issue.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum